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[LOGO - intertape polymer group]

November 12, 2001                                      NYSE SYMBOL: ITP
                                                       TSE SYMBOL:  ITP


                    INTERTAPE POLYMER GROUP INC.  ANNOUNCES
                      SEPTEMBER 2001 THIRD QUARTER RESULTS
                            (stated in U.S. dollars)


Montreal, Quebec, Canada - November 12, 2001 - Intertape Polymer Group Inc. (NYSE & TSE: ITP), today reported its operating results for the third quarter ended September 30, 2001.


Sales for the quarter were $148.6 million, a reduction of 10.7% over the same period last year; and were $448.7 million for the nine months ended September 2001 which is a reduction of 10.6% from last year's results. Order entry was fairly consistent and at anticipated levels during the third quarter. After September 11th, a general and in particular cross-border transportation slowdown was experienced, affecting both shipments of product to customers and raw material receipts. Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer stated, "Even with shipping difficulties and a troubled economy, the operations of the Company were profitable before the decision to record a number of unusual charges."


The Company has completed its Regional Distribution Centers (RDCs) strategy, as all five are now open and fully functional. As a result, the Company has been able to close the approximately 25 leased warehouse facilities during the year and has consolidated shipments through the five RDCs. The relocation of inventory to these centers plus the necessary product brand changes related to the acquisition of United Tape has resulted in a reduction in finished goods inventory value of $3.2 million related to obsolete product. This reduction has been included in cost of goods sold during the third quarter.


The uncertain economy and the events of September 11th have negatively affected several segments of our customer base (steel, lumber, export etc.) As a result, we have increased our reserves for bad debts by $4.0 million. In addition, bad debt reserves set up during the fourth quarter of 2000 against accounts receivable have proven to have been insufficient as a result of the migration of Central Products during the second quarter and a further $3.0 million has been recorded in the third quarter of 2001. Total charges for the quarter are $7.0 million and have been recorded in selling, general and administrative expenses.


During the course of 2001, we have successfully resolved our long-term financing needs. Final closing is expected to take place by November 30th or sooner. In this regard, $6.7 million in related financing costs have been accrued and expensed in the third quarter. These costs have been recorded in financial expenses.


While IPG's order entry has remained relatively steady since September 11th, we determined further staff cuts were necessary to insure we are prepared for any further erosion in the economy. During the third quarter, $1.5 million in additional severance related charges were recorded. These unusual charges have been recorded in cost of goods sold and selling, general and administrative expenses.

                                       1
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The above noted exceptional charges have negatively impacted the Company's third quarter earnings by $18.4 million before tax, or $13.5 million after tax.

"Current order entry appears to be stable and barring any further disruptions in the economy, we seemed to have bottomed out," stated Mr. Yull, "and given a reasonable economic environment our overall strategy should provide growth in 2002".

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-six facilities in North America and one European location.

Certain statements and information set forth in this release, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the Company's ability to successfully complete negotiations with its lenders; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.


FOR FURTHER INFORMATION CONTACT:         Melbourne F. Yull
                                         Chairman and Chief Executive Officer
                                         Intertape Polymer Group Inc.
                                         Tel: (514) 731-0731
                                         E-mail: itp$info@intertapeipg.com
                                                 -------------------------
                                         Web: www.intertapepolymer.com
                                              ------------------------

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2001 THIRD QUARTERLY REPORT                                CONSOLIDATED EARNINGS
                                                           AND RETAINED EARNINGS
                                                  (Unaudited/Using Canadian GAAP

CONSOLIDATED EARNINGS
(In thousands of U.S. dollars; except per share amounts)

FOR THE PERIOD ENDED SEPTEMBER 30,                   THREE MONTHS               NINE MONTHS
----------------------------------             -----------------------    ------------------------
                                                  2001         2000          2001          2000
                                               ----------   ----------    ----------    ----------
                                                    $            $             $             $

SALES                                             148,602      166,356       448,730       502,945
Cost of sales (Note 4)                            122,544      121,612       357,183       379,242
                                               ----------   ----------    ----------    ----------
GROSS PROFIT                                       26,058       44,744        91,547       123,703
                                               ----------   ----------    ----------    ----------
                                                     17.5%        26.9%         20.4%         24.6%
                                               ----------   ----------    ----------    ----------
Selling, general and administrative
  expenses (Note 4)                                27,837       21,306        69,785        59,229
Amortization of goodwill                            1,757        1,663         5,297         4,735
Research and development                              884        1,073         3,250         3,807
Financial expenses (Note 4)                        13,212        7,345        29,384        19,992
                                               ----------   ----------    ----------    ----------
                                                   43,690       31,387       107,716        87,763
Gain on sale of interest in joint venture              --           --            --        (5,500)
                                               ----------   ----------    ----------    ----------
                                                   43,690       31,387       107,716        82,263
                                               ----------   ----------    ----------    ----------
Earnings (loss) before income taxes               (17,632)      13,357       (16,169)       41,440
Income taxes (recovery)                            (4,937)       3,741        (4,937)       11,603
                                               ----------   ----------    ----------    ----------
NET EARNINGS (LOSS) FOR THE PERIOD                (12,695)       9,616       (11,232)       29,837
                                               ==========   ==========    ==========    ==========
EARNINGS (LOSS) PER SHARE
Basic                                               (0.45)        0.34         (0.40)         1.05
Diluted (Note 2)                                    (0.45)        0.33         (0.40)         1.03
                                               ----------   ----------    ----------    ----------
COMMON SHARES
Average number of shares outstanding
Basic                                          28,346,102   28,342,803    28,188,650    28,310,698
Diluted (Note 2)                               28,346,102   28,763,582    28,188,650    28,783,774
                                               ----------   ----------    ----------    ----------

CONSOLIDATED RETAINED EARNINGS
(In thousands of U.S. dollars)

FOR THE PERIOD ENDED SEPTEMBER 30,                   THREE MONTHS               NINE MONTHS
----------------------------------             -----------------------    ------------------------
                                                  2001         2000          2001          2000
                                               ----------   ----------    ----------    ----------
                                                    $            $             $             $

Retained earnings -- beginning of period          118,272      105,523       116,966        88,422
Net earnings (loss) for the period                (12,695)       9,616       (11,232)       29,837
Premium on purchase for cancellation of
  common shares                                        --         (589)         (157)         (703)
Dividends paid                                         --           --            --        (3,006)
                                               ----------   ----------    ----------    ----------
RETAINED EARNINGS -- END OF PERIOD                105,577      114,550       105,577       114,550
                                               ==========   ==========    ==========    ==========

                                                     INTERTAPE POLYMER GROUP(TM)

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2001 THIRD QUARTERLY REPORT                              CONSOLIDATED CASH FLOWS
                                                    In thousands of U.S. dollars
                                                (unaudited / Using Canadian GAAP

FOR THE PERIOD ENDED SEPTEMBER 30,                                THREE MONTHS                NINE MONTHS
----------------------------------                            ---------------------       ---------------------
                                                               2001          2000          2001          2000
                                                              -------       -------       -------       -------
                                                               $              $             $              $
OPERATING ACTIVITIES
Net earnings (loss) for the period                            (12,695)        9,616       (11,232)       29,837
Non-cash items
  Depreciation and amortization                                 8,065         7,736        24,622        22,805
  Future income taxes (recovery)                                 (658)        2,737          (658)        8,514
  Write-off of capital assets                                      --            --            --         1,594
                                                              -------       -------       -------       -------
CASH FROM OPERATIONS BEFORE FUNDING OF
  CHANGES IN NON-CASH WORKING CAPITAL ITEMS                    (5,288)       20,089        12,732        62,750
                                                              -------       -------       -------       -------
Changes in non-cash working capital items
  Trade and other receivables                                  (1,062)       (8,094)       (2,989)      (29,558)
  Inventories and parts and supplies                           11,951        (6,524)       16,404        (4,967)
  Prepaid expenses                                                (68)       (1,183)          939          (960)
  Accounts payable and accrued liabilities                      2,345        11,394         8,845        (5,423)
                                                               13,166        (4,407)       23,199       (40,908)
                                                              -------       -------       -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES                            7,878        15,682        35,931        21,842
                                                              =======       =======       =======       =======
INVESTING ACTIVITIES
  Business acquisitions                                            --       (28,195)           --       (28,195)
  Capital assets                                               (3,202)      (15,601)      (20,939)      (36,017)
  Proceeds on sale of capital assets                               --           (15)        8,000         4,239
  Other assets                                                 (2,192)       (1,291)       (4,172)       18,981
                                                              -------       -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES                           (5,394)      (45,102)      (17,111)      (40,992)
                                                              =======       =======       =======       =======
FINANCING ACTIVITIES
Net change in bank indebtedness                                (2,356)       39,971        (8,572)       38,433
Repayment of long-term debt                                      (402)       (1,226)       (9,374)       (2,012)
Issue of common shares                                          2,533            53         3,387           176
Common shares purchased for cancellation                           --          (990)         (923)       (1,243)
Dividends paid                                                     --            --            --        (3,006)
                                                              -------       -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES                             (225)       37,808       (15,482)       32,348
                                                              =======       =======       =======       =======
NET INCREASE IN CASH DURING THE PERIOD                          2,259         8,388         3,338        13,198
Effect of foreign currency translation adjustments             (2,259)       (2,813)       (3,338)       (3,774)
Bank indebtedness assumed on business acquisitions                 --        (9,424)           --        (9,424)
                                                              -------       -------       -------       -------
CASH POSITION, BEGINNING OF PERIOD                                 --         3,849            --            --
                                                              =======       =======       =======       =======
CASH POSITION, END OF PERIOD                                       --            --            --            --
                                                              =======       =======       =======       =======

                                                    INTERTAPE POLYMER GROUP (TM)
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2001 THIRD QUARTERLY REPORT                           CONSOLIDATED BALANCE SHEET
                                                    In thousands of U.S. dollars
                                                (unaudited / Using Canadian GAAP

                                                                    AS AT SEPTEMBER 30,         AS AT DECEMBER 31,
                                                                   ---------------------        ------------------
                                                                     2001          2000               2000
                                                                   --------      --------       ------------------
                                                                   $             $                  $
ASSETS
Current assets
  Trade receivables                                                  95,348       122,725              97,478
  Other receivables                                                  16,530        15,282              11,659
  Inventories                                                        70,786        98,151              89,264
  Parts and supplies                                                 11,390         9,768              10,069
  Prepaid expenses                                                    5,180         5,274               6,114
  Future income tax assets                                           10,585        10,907              10,810
                                                                    -------       -------             -------
                                                                    209,819       262,107             225,394
Capital assets                                                      368,985       362,843             374,753
Other assets                                                         10,502        11,615              10,636
Goodwill, at amortized cost                                         229,192       232,525             234,257
                                                                    -------       -------             -------
TOTAL ASSETS                                                        818,498       869,090             845,040
                                                                    =======       =======             =======
LIABILITIES
Current liabilities
   Bank indebtedness (including checks in circulation of $7.9M)     118,786       129,487             127,333
   Accounts payable and accrued liabilities                          88,226        85,093              79,811
   Installments on long-term debt                                     1,324        10,014               9,532
                                                                    -------       -------             -------
                                                                    208,336       224,594             216,676
Long-term debt                                                      275,510       276,442             276,684
Other liabilities                                                     4,500        14,000               4,500
Future income tax liabilities                                        36,078        45,200              37,538
                                                                    -------       -------             -------
TOTAL LIABILITIES                                                   524,424       560,236             535,398
                                                                    =======       =======             =======
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                           189,523       188,784             186,908
Retained earnings                                                   105,577       114,550             116,966
Accumulated foreign currency translation adjustments                 (1,026)        5,520               5,768
                                                                    -------       -------             -------
TOTAL SHAREHOLDERS' EQUITY                                          294,074       308,854             309,642
                                                                    -------       -------             -------
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                            818,498       869,090             845,040
                                                                    =======       =======             =======

                                                   [INTERTAPE POLYMER GROUP(TM)]